VISPIRI, INC. DBA CLEVELAND WHISKEY

AUDITED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023
AND
DECEMBER 31, 2022

INDEX TO FINANCIAL STATEMENTS

(AUDITED)

SET APART AC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Vispiri, Inc. dba Cleveland Whiskey
Cleveland, Ohio

Opinion

We have audited the financial statements of Vispiri, Inc. dba Cleveland Whiskey, which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Vispiri, Inc. dba Cleveland Whiskey as of December 31, 2023, and December 31, 2022, and the result of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Vispiri, Inc. dba Cleveland Whiskey, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Vispiri, Inc. dba Cleveland Whiskey's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Vispiri, Inc. dba Cleveland Whiskey's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Vispiri, Inc. dba Cleveland Whiskey's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 19, 2025
Los Angeles, California

VISPIRI, INC. DBA CLEVELAND WHISKEY
BALANCE SHEET

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	208,131	$	382,319
Accounts Receivable, net		294,641		425,897
Inventory		460,849		708,969
Prepaids and Other Current Assets		62,024		27,588
Total Current Assets		**1,025,645**		**1,544,773**
Property and Equipment, net		7,058,569		2,703,399
Intangible Assets, net		31,295		35,590
Total Assets	**$**	**8,115,509**	**$**	**4,283,762**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	189,878	$	113,025
Current Portion of Loans and Notes		2,066,061		279,755
Deffered Revenue		91,568		-
Credit Cards		9,810		7,908
Other Current Liabilities		654,937		224,144
Total Current Liabilities		**3,012,254**		**624,832**
Loans		4,874,011		1,944,725
Total Liabilities		**7,886,265**		**2,569,557**
STOCKHOLDERS' EQUITY				
Common Stock - Class A		15		15
Common Stock - Class B		12,500		12,500
Common Stock - Class C		2		2
Common Stock - Class D		3		3
Common Stock - Class E		2		2
Preferred Stock		11		11
Additional Paid in Capital		3,718,332		3,703,457
Equity Issuance Costs		(57,581)		(57,581)
Accumulated Deficit		(3,444,040)		(1,944,204)
Total Stockholders' Equity		**229,244**		**1,714,205**
Total Liabilities and Stockholders' Equity	**$**	**8,115,509**	**$**	**4,283,762**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 2,570,934	$ 3,477,861
Cost of Goods Sold	1,779,571	1,363,761
Gross Profit	**791,363**	**2,114,100**
Operating Expenses		
General and Administrative	667,298	762,267
Sales and Marketing	1,136,750	1,118,821
Total Operating Expenses	**1,804,048**	**1,881,088**
Net Operating (Loss)/Income	**(1,012,685)**	**233,012**
Interest Expense	(427,890)	(20,420)
Other Income/(Loss)	(59,261)	(7,128)
(Loss)/Income before provision for income taxes	**(1,499,836)**	**205,464**
Benefit/(Provision) for income taxes	-	-
Net (Loss)/Income	**$ (1,499,836)**	**$ 205,464**

See accompanying notes to financial statements.

VISPIRI, INC. DBA CLEVELAND WHISKEY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock - Class A		Common Stock - Class B		Common Stock - Class C		Common Stock - Class D		Common Stock - Class E		Preferred Shares		Additional Paid	Equity	Accumulated	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	In Capital	Issuance Costs	Deficit	Equity
Balance—December 31, 2021	**1,488,009**	**$ 15**	**214,100**	**$ 12,500**	**166,000**	**$ 2**	**268,605**	**$ 3**	**189,061**	**$ 2**	**1,139,989**	**$ 11**	**$ 3,688,582**	**$ (57,581)**	**$ (2,149,668)**	**$ 1,493,866**
Issuance of Common Stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Stock Option Non-Cash Compensation	-	-	-	-	-	-	-	-	-	-	-	-	14,875	-	-	14,875
Net Income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	205,464	205,464
Balance—December 31, 2022	**1,488,009**	**$ 15**	**214,100**	**$ 12,500**	**166,000**	**$ 2**	**268,605**	**$ 3**	**189,061**	**$ 2**	**1,139,989**	**$ 11**	**$ 3,703,457**	**$ (57,581)**	**$ (1,944,204)**	**$ 1,714,205**
Issuance of Common Stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Stock Option Non-Cash Compensation	-	-	-	-	-	-	-	-	-	-	-	-	14,875	-	-	14,875
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,499,836)	(1,499,836)
Balance—December 31, 2023	**1,488,009**	**$ 15**	**214,100**	**$ 12,500**	**166,000**	**$ 2**	**268,605**	**$ 3**	**189,061**	**$ 2**	**1,139,989**	**$ 11**	**$ 3,718,332**	**$ (57,581)**	**$ (3,444,040)**	**$ 229,244**

See accompanying notes to financial statements.

VISPIRI, INC. DBA CLEVELAND WHISKEY
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net (Loss)/Income	$	(1,499,836)	$	205,464
Adjustments to reconcile net loss to net cash provided by operating activities:				
Depreciation of Property		636,870		106,864
Amortization of Intangibles		4,296		1,595
Property and Equipment write off		-		49,112
Share-based Compensation		14,875		14,875
Changes in operating assets and liabilities:				
Accounts Receivable, net		131,256		(111,649)
Inventory		248,120		(59,465)
Prepaids and Other Current Assets		(34,436)		(1,050)
Accounts Payable		76,853		(33,839)
Credit Cards		1,902		(4,196)
Deffered Revenue		91,568		(100,000)
Other Current Liabilities		430,793		96,761
Net Cash Provided By Operating Activities		**102,261**		**164,472**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(4,992,041)		(1,243,808)
Net Cash Used In Investing Activities		**(4,992,041)**		**(1,243,808)**
CASH FLOW FROM FINANCING ACTIVITIES				
Line of Credit, additional borrowings		4,715,592		143,232
Net Cash Provided By Financing Activities		**4,715,592**		**143,232**
Change In Cash and Cash Equivalents		**(174,188)**		**(936,104)**
Cash and Cash Equivalents—Beginning Of Year		382,319		1,318,423
Cash and Cash Equivalents—End Of Year	**$**	**208,131**	**$**	**382,319**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	(427,890)	$	(20,420)

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Vispri Inc. dba. Cleveland Whiskey was incorporated on July 8, 2009 as an Ohio Limited Liability Company named Cleveland Whiskey, LLC. On January 1, 2019, the Company changed its corporate structure, domicile state and name to Vispri Inc. dba. Cleveland Whiskey, which is a Delaware Corporation. The financial statements of Vispiri, Inc. dba Cleveland Whiskey . (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarter is located in Cleveland, Ohio.

Vispiri, Inc. dba Cleveland Whiskey is a company specializing in the production and innovation of whiskey, operating within the beverage industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for

at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined that no allowance for expected credit loss is required.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or net realizable value. Inventories are periodically evaluated to identify obsolete or otherwise impaired products and are written off when management determines usage is not probable. The Company estimates the balance of excess and obsolete inventory by analyzing inventory by age using the last used and original purchase date and existing sales pipeline for which the inventory could be used.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Buildings & improvements	10 years
Furniture & equipment	5 years
Patents	10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which are generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangible assets with finite lives, such as trademarks & copyrights, are amortized on a straight-line basis over their estimated useful lives.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Through the years ended December 31, 2023, and 2022, the Company generated revenues from selling its products to customers and distributors using (i) the Amazon eCommerce portal; (ii) its owned and operated eCommerce website; (iii) third-party distributors; and (iv) on occasion, direct to the end user. The Company considers its performance obligations satisfied upon shipment of the purchased products to the customer with respect to sales processed by third-party fulfilment centres and delivery of the product for sales made to distributors or directly to end users. Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company's warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing products using its eCommerce site on a case-by-case basis and generally will issue replacement products in the limited cases of product returns. Returns by distributors or direct to

end-user customers are also reviewed on a case-by-case basis for product replacement if the Company determines it is warranted. The Company has no policy requiring cash refunds. Revenue also includes immaterial advertising sales from our online media platform.

Cost of sales

Cost of sales includes actual product cost, shipping to distribution centers and reseller warehouses, labor, cost of warehousing and allocated overhead, which is applied on a per-unit basis.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $1,136,750 and $1,118,821, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company performed a 409A valuation to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 19, 2025, which is the date the financial statements were issued.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2023	2022
Raw Materials	376,510	466,870
Work In Progress	31,044	52,361
Finished Goods	53,295	189,738
Total Inventory	**$ 460,849**	**$ 708,969**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2023	2022
Prepaid Insurance	42,251	12,446
Other prepaids	19,773	15,142
Total Prepaids and Other Current Assets	**$ 62,024**	**$ 27,588**

Other current liabilities consist of the following items:

As of December 31,	2023	2022
Accrued expenses	627,721	218,943
Tax payables	27,216	5,201
Total Other Current Liabilities	**$ 654,937**	**$ 224,144**

5. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of December 31,	2023	2022
Buildings & improvements	$ 6,573,678	$ 1,636,818
Furniture & Equipment	1,968,593	1,913,413
Property and Equipment, at Cost	**8,542,271**	**3,550,231**
Accumulated depreciation	(1,483,702)	(846,832)
Property and Equipment, Net	**$ 7,058,569**	**$ 2,703,399**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $636,870 and $106,864, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible assets consist of:

As of December 31,	2023	2022
Patent & Trademark	$ 45,780	$ 45,780
Website	39,700	39,700
Intangible Assets, at cost	**85,480**	**85,480**
Accumulated amortization	(54,185)	(49,890)
Intangible Assets, net	**$ 31,295**	**$ 35,590**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2023, and 2022 were in the amount of $4,295 and $1,595, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period		Amortization Expense
2024	$	(4,295)
2025		(4,295)
2026		(4,295)
2027		(4,295)
Thereafter		(14,115)
Total	**$**	**(31,295)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 2,583,643 shares of Common Stock at a par value of $0.00001 per share. Of the shares of Common Stock, 1,488,009 shares are designated Class A Common Stock, 472,002 shares are designated Class B Common Stock, 166,000 shares are designated Class C Common Stock, 268,605 shares are designated Class D Common Stock, and 189,027 shares are designated Class E Common Stock. As of December 31, 2023, and December 31, 2022, 1,488,009 shares of Class A Common Stock, 214,100 shares of Class B Common Stock, 166,000 shares of Class C Common Stock, 268,605 shares of Class D Common Stock, and 189,061 shares of Class E Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 1,139,989 shares of Preferred Stock at a par value of $0.00001. As of December 31, 2023, and December 31, 2022, 1,139,989 shares of Preferred Stock have been issued and are outstanding.

8. SHARE-BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the “Plan”). The Company reserved 472,022 shares of its Class B Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued as per the latest 409A valuation.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	**295,100**	**$ 0.63**	**-**
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2022	**295,100**	**$ 0.63**	**4.97**
Exercisable Options at December 31, 2022	**295,100**	**$ 0.63**	**4.97**
Granted	-	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2023	**295,100**	**$ 0.63**	**3.97**
Exercisable Options at December 31, 2023	**295,100**	**$ 0.63**	**3.97**

Stock option expenses for the years ended December 31, 2023, and December 31, 2022, were $14,875 and $14,875, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loan agreements. The details of the Company's loans, notes, and the terms are as follows:

					As of December 2023			As of December 2022		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
2716 - Whiskey Bond	$ 1,245,000	5.00%	03/10/2021	03/11/2029	$ -	$ 1,245,000	$ 1,245,000	$ -	$ 1,245,000	$ 1,245,000
2714 - Fed Disaster Impact Loan	500,000	3.75%	5.20.2022	5.20.2050	15,096	462,260	477,356	15,096	477,356	492,452
2717 - Barrels Bonds	200,000	8.60%	9.21.2021	9.21.2024	200,000	-	200,000	-	200,000	200,000
2706 - 30405 Solon LLC	250,000	4.00%	6.20.2016	12.31.2023	13,512	-	13,512	58,801	-	58,801
2707 - Cara Zale	250,000	4.00%	6.20.2016	12.31.2023	13,460	-	13,460	58,749	-	58,749
2709 - Note Payable City of Cleveland	122,400	2.89%	9.30.2015	3.30.2023	22,097	-	22,097	14,546	22,097	36,643
2710 - New ECDI	10,000	1.00%	28/04/2016	4.30.2024	-	-	-	15,773	-	15,773
2711 - New ECDI 2	20,000	6.00%	13/07/2020	4.30.2024	-	-	-	3,221	-	3,221
2712 - Citizen's Bank	140,000	3.00%	4.26.20219	3.26.2024	22,977	-	22,977	34,152	20,313	54,465
2713 - City of Cleveland COVID	70,375	4.00%	12.27.2023	12.27.2026	1,950	3,136	5,086	1,950	5,086	7,036
2715 - ECDI Covid	122,400	2.98%	4.18.2024	4.18.2027	3,477	5,852	9,329	3,477	9,329	12,806
2719 - NewTek Main	3,480,000	12.00%	3.31.2023	01/01/2034	-	3,480,000	3,480,000	-	-	-
2720 - NewTek 2nd	2,784,000	12.00%	3.31.2023	01/01/2024	1,729,436	-	1,729,436	-	-	-
2701 - Grant B (Convertible Loan	100,000	0.00%	12.15.2016	no maturity date	33,500	-	33,500	33,500	-	33,500
2702 - NorthCoast Loan	149,307	7.50%	06/01/2018	06/01/2024	8,883	-	8,883	39,317	8,883	48,200
2705 - Loan - DAC	13,673	4.00%	01/02/2015	01/02/2042	1,673	9,500	11,173	1,173	10,000	11,173
Issuance Costs	-	-	-	-	-	(331,737)	(331,737)	-	(53,339)	(53,339)
Total					**$ 2,066,061**	**$ 4,874,011**	**$ 6,940,072**	**$ 279,755**	**$ 1,944,725**	**$ 2,224,480**

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (367,460)	$ (1,799,274)
Valuation Allowance	367,460	1,799,274
Net Provision for income tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (1,973,587)	$ (1,606,128)
Valuation Allowance	1,973,587	1,606,128
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $8,055,459 and the Company had state net operating loss ("NOL") carryforwards of approximately $8,055,459. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

There are no related party transactions as of December 31, 2023, and 2022.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, and 2022 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through February 19, 2025, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,499,836, an accumulated Deficit of 3,444,040 and liquid assets in cash of $208,131, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.